UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-27234

NOTIFICATION OF LATE FILING

(Check one)  ☒ Form 10-K      ☐ Form 20-F      ☐Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR      ☐Form N-CSR

For Period Ended:	September 30, 2007

 oTransition Report on Form 10-K
 oTransition Report on Form 20-F
 oTransition Report on Form 11-K
 oTransition Report on Form 10-Q
 oTransition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the
Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Photon Dynamics, Inc.
Full Name of Registrant

Former Name if Applicable

5970 Optical Court
Address of Principal Executive Office (Street and number)

San Jose, California 95138-1400
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the registrant’s Form 12b-25 filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2007 and the registrant’s Current Report under Items 2.02 and 4.02 of Form 8-K filed with the SEC on July 18, 2007, the registrant is restating its previously reported financial statements as a result of under-recorded customs duty expense related to the import of warranty parts into its foreign subsidiaries.  The registrant is currently working to complete the Annual Report on Form 10-K for the registrant’s fiscal year ended September 30, 2007 (the “Form 10-K”), which will include restatements of the following previously filed financial statements and data (and related disclosures):

(1)	The consolidated statements of operations, shareholders’ equity and cash flows for the fiscal years ended September 30, 2006 and 2005,
(2)	The consolidated balance sheet as of September 30, 2006,
(3)	The selected consolidated financial data as of and for the fiscal years ended September 30, 2003 through 2006,
(4)	The unaudited quarterly financial data for the first two quarters in the fiscal year ended September 30, 2007 and for all quarters in the fiscal year ended September 30, 2006.

In addition to the restated financial statements included in the Form 10-K, the Form 10-K will include the unaudited quarterly financial data for the third quarter in the fiscal year ended September 30, 2007, which had not been previously filed on a Quarterly Report on Form 10-Q.

Due to the registrant’s continued work on the restatements to be included in the Form 10-K, the registrant was unable to file the Form 10-K within the prescribed time period and is working to file as promptly as practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carl C. Straub Jr.	408	226-9900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer is no, identify report(s).  [  ] Yes  [X] No

The registrant’s Form 10-Q for the period ended June 30, 2007 has not been filed, as discussed in Part III above.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X] Yes   [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant previously announced estimated and unaudited revenue for the quarter ended June 30, 2007 of approximately $15.0 million and estimated and unaudited revenue for the quarter ended September 30, 2007 of approximately $24.0 million. Based on these estimates, the registrant expects revenue for the fiscal year ended September 30, 2007 to be approximately $74.4 million, as compared to $172.9 million for the prior fiscal year.

Until the registrant completes the process of restating its financial statements for the fiscal year ended September 30, 2006 and completes its financial statements for the fiscal year ended September 30, 2007, it will not be in a position to comment further on or quantify any changes in results of operations from the corresponding period for the last fiscal year.

  This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations on the date of this press release and involve a number of uncertainties and risks. These uncertainties and risks include, but are not limited to, estimates of unaudited quarterly and year-end revenue and the ongoing restatement of Photon Dynamics’ financial statements.  As a result, Photon Dynamics' actual results may differ substantially from expectations. For further information on risks affecting Photon Dynamics, refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Factors Affecting Operating Results" in Photon Dynamics' Annual Report on Form 10-K for fiscal 2006.

Photon Dynamics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2007	By:	/s/ Carl C. Straub Jr.
Carl C. Straub Jr.
General Counsel and Secretary